

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2016

Via E-mail
Michael W. Nall
Chief Executive Officer
Biocept, Inc.
5810 Nancy Ridge Dr.
San Diego, CA 92121

> **Re: Biocept, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 11, 2016**
> **File No. 001-36284**

Dear Mr. Nall:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Proposal 1: Approval of Increase in Number of Authorized Shares of Common Stock, page 6

1.   It appears that approval is necessary for the issuance of shares contemplated by the Form S-1 filed on August 12. Please provide the information required by Item 11 of Schedule 14A. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Charles J. Bair
        Cooley LLP